

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 11, 2021

P. Matthew Farabaugh
Chief Financial Officer
Park Aerospace Corp.
1400 Old Country Road, Suite 409N
Westbury, NY 11590

> **Re: Park Aerospace Corp.**
> **Form 10-K for the Fiscal Year Ended March 1, 2020**
> **Filed May 14, 2020**
> **File No. 001-04415**

Dear Mr. Farabaugh:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                              Sincerely,

                              Division of Corporation Finance
                              Office of Manufacturing